Joseph A. Herz

Tel (212) 801-6926

Fax (212) 805-5539

herzj@gtlaw.com

February 10, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Boulevard Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 31, 2014
File No.: 333-193320

Dear Ms. Nguyen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”).

This letter provides responses to the comments received on February 7, 2014 from the staff of the Division of Corporation Finance of the Commission (the “Staff”), relating to Amendment No. 1 to the Company’s Registration Statement filed on January 31, 2014 (the “Amendment No. 1”). Amendment No. 2 reflects revisions to Amendment No. 1 in response to the Staff’s comments.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 2, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as filed with the Commission.

Summary, page 1

1.              We note your responses to our prior comments 1 and 5.  As discussed on page 68, please clarify the summary to clearly disclose that you may pursue an acquisition opportunity in any business industry or sector.  Additionally, please revise the

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disclosure on page 1 to explain what you mean with the statement that you intend to focus your search on businesses that may provide “opportunities for risk-adjusted equity returns.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page one of Amendment No. 2 to disclose that the Company may pursue an acquisition opportunity in any business industry or sector.  In addition, the Company has revised the disclosure on page one of Amendment No. 2 to explain the meaning of “opportunities for risk-adjusted equity returns.”

2.              We note your response to our prior comment 2 and reissue in part.  As disclosed on page 2, it appears that your business will rely solely on the prior experience of Mr. Trevor, please revise to disclose this, if true.  As applicable, also clarify that your other officers do not have similar acquisition transaction experiences and will not be involved in selecting an acquisition target.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 40 and 68 of Amendment No. 2 to disclose that the Company will be dependent on Mr. Trevor and the prior experience of Mr. Trevor to select a target company and clarify the Company’s other executive officers do not have similar acquisition transaction experience.

Our Investment Process, page 5

3.              Please reconcile your revised disclosure that “neither we nor our executive officers have any existing obligations (contractual or otherwise) to prioritize, allocate or first offer business combination opportunities appropriate for us to any Avenue affiliated entities” with the disclosure in the prior paragraph that “if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 71 and 97 of Amendment No. 2 to clarify that neither the directors nor the executive officers of the Company have any current obligation to present an acquisition opportunity to another entity, but that such an obligation could arise in the future.

Conflicts of Interest, page 97

4.              We note your response to our prior comment 6 and reissue.  While your response acknowledges that neither your company nor its executive officers have any existing obligations to prioritize, allocate or first offer business combination opportunities to any Avenue affiliated entities, in light of the fact that your executive officers may have conflicts beyond Avenue, please revise to provide the applicable disclosures in response to our prior comment 6.  Additionally, your disclosure on page 97 that each of your “executive officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is required to present acquisition opportunities to such entity” appears to contradict your response.  Please revise your disclosure to provide a list of entities for which a conflict of interest may or does exist concerning each officer and company, and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities relative to your company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 71 and 97 of Amendment No. 2 to clarify that neither directors nor the executive officers of the Company have any current obligation to present an acquisition opportunity to another entity, but that such an obligation could arise in the future.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz
Shareholder

cc:                                Mr. Stephen S. Trevor, Boulevard Acquisition Corp.
Alan I. Annex, Esq., Greenberg Traurig, LLP